Nevada Classic Thoroughbreds, Inc. 6163 E. Greenway St., #2 :: Mesa, AZ 85205 :: Tel: (480) 890-0678

January 26, 2016

Ms. Melissa Raminpour
Branch Chief, Office of Transportation and Leisure
U.S. Securities and Exchange Commission - Mail Stop 3561
Division of Corporation Finance
Washington, D.C. 20549

Re: Request for Extension to Reply to Comments of January 12, 2016
       Nevada Classic Thoroughbreds, Inc.
       Form 10-KSB for the Fiscal Year Ended June 30, 2015
       Filed October 13, 2015
       Form 10-QSB for the Quarter Ended September 30, 2015
       Filed November 16, 2015
       Commission File #: 000-31154

Dear Ms. Raminpour:

Thank you for your letter dated January 12, 2016. I recognize the importance of a uniform standard for all Securities and Exchange filings.

The information you have requested is critically important to get right in form and substance. I am requesting a 30-day extension from the deadline stated in your letter, or until February 26, 2016, to respond to your comments and/or file the requested amended filings. As a small issuer, the officers wear many different hats and I personally want to review every item to make sure it can be as complete and thorough as possible. Your patience would be most appreciated.

Very truly yours,

  /s/ Brad Brimhall

Brad Brimhall
Chief Executive Officer